FILTRONA

2007 NOV -5 A 8:09

Filtrona plc

31 October 2007

**File No: 82-34882**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

07027745

SUPPL

Dear Sir/Madam

**Information Furnished Pursuant to Rule 12g3-2(b)**
**under the Securities Exchange Act of 1934**

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 28 September 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882



1 October 2007

**FILTRONA PLC**

Total Voting Rights and Share Capital

For the purposes of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at close of business on 28 September 2007 is 219,326,795 with each share carrying the right to one vote.

There are 1,940,000 shares held in treasury.

The total number of voting rights in Filtrona plc is therefore 217,386,795.

The figure of 217,386,795 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest, or a change to their interest in, Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Jon Green
Company Secretary T: 01908 359100

# REG-Filtrona plc Transaction in Own Shares

File No: 82-34882

**Released: 01/10/2007**

RNS Number:9178E
Filtrona plc
01 October 2007

1 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 231.818p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,040,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,286,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSGGMGGNMKGNZM

File No: 82-34882

Released: 03/10/2007



RNS Number:1018F
Filtrona plc
03 October 2007

3 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 236.80p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,140,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,186,795.

End



END

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File No: 82-34882

Released: 04/10/2007

RNS Number:1918F
Filtrona plc
04 October 2007

4 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 239.6725p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,240,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,086,795.

End



END

POSMGMGGNDKGNZM

FSA®

Financial Services Authority

## TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Filtrona Plc |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| **3. Full name of person(s) subject to the notification obligation:** | Legal & General Group Plc (L&G) |
| **4. Full name of shareholder(s)** (if different from 3.): | Legal & General Assurance Society Limited (LGAS & LGPL)<br><br>Legal & General Assurance (Pensions Management) Limited (PMC) |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 01/10/2007 |
| **6. Date on which issuer notified:** | 04/10/2007 |
| **7. Threshold(s) that is/are crossed or reached:** | From 11% -12% (L&G) |
| **8. Notified details:** | |

## A: Voting rights attached to shares

File No: 82-34882

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ord GBP 0.25 | 25,999,893 | 25,999,893 | 26,185,731 | 26,185,731 | | 12.05 | |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 26,185,731 | 12.05 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

Legal & General Group Plc (Direct and Indirect) (Group) (29,284,603 – 13.47% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (29,284,603 – 13.47% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (29,284,603 – 13.47% = Total Position)

Legal & General Group Plc (Direct) (L&G) (26,185,731 – 12.05% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ) (8,034,696–3.69%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) ) (8,034,696 – 3.69% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (18,151,035 – 8.35% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (18,151,035 – 8.35% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

**Proxy Voting:**

| | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold votin rights:** | N/A |
| **13. Additional information:** | Notification using the total voting rights figure of 217,286,795 |
| **14. Contact name:** | Jon Green |
| **15. Contact telephone number:** | 01908 359100 |

Released: 05/10/2007

RNS Number:2739F
Filtrona plc
05 October 2007

5 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 240.1394p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,340,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,986,795.

End



END

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File No: 82-34882

Released: 08/10/2007

RNS Number:3571F
Filtrona plc
08 October 2007

8 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 243.8129p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,440,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,886,795.

End



END

POSGGMGGNRVGNZM

File No: 82-34882

Released: 09/10/2007



RNS Number:4314F
Filtrona plc
09 October 2007

9 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 241.94p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,540,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,786,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSMGMGGNLZGNZM

FSA®

Financial Services Authority



## TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Filtrona Plc |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| **3. Full name of person(s) subject to the notification obligation:** | Legal & General Group Plc (L&G) |
| **4. Full name of shareholder(s)** (if different from 3.): | Legal & General Assurance (Pensions Management) Limited (PMC)<br>Legal & General Assurance Society Limited (LGAS & LGPL) |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 08/10/2007 |
| **6. Date on which issuer notified:** | 09/10/2007 |
| **7. Threshold(s) that is/are crossed or reached:** | From 12% -10% (L&G) |

**8. Notified details:**

## A: Voting rights attached to shares

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ord GBP 0.25 | 26,185,731 | 26,185,731 | 22,407,255 | 22,407,255 | | 10.33 | |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 22,407,255 | 10.33 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

Legal & General Group Plc (Direct and Indirect) (Group) (24,835,922 – 11.45% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (24,835,922 – 11.45% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (24,835,922 – 11.45% = Total Position)

Legal & General Group Plc (Direct) (L&G) (22,407,255 - 10.33% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,888,658 – 3.63% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,888,658 – 3.63% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (14,518,597 – 6.69% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (14,518,597 – 6.69% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

**Proxy Voting:**

| | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |
| **13. Additional information:** | Notification using the total voting rights figure of 216,886,795 |
| **14. Contact name:** | Jon Green |
| **15. Contact telephone number:** | 01908 359100 |

Released: 10/10/2007



RNS Number:4368F
Filtrona plc
10 October 2007

Filtrona presentation to analysts and investors

Filtrona plc, the international, market leading speciality plastic and fibre products supplier, is hosting a presentation for analysts and investors today at 9.00am at the offices of JPMorgan Cazenove, during which senior management will be making presentations on a number of its businesses.

No material new information or update on current trading will be provided.

The slides from the presentations will be available from 9.00am this morning on the Filtrona website at www.filtrona.com.

Finsbury Tel: 020 7251 3801
Gordon Simpson
Clare Strange



END
MSCOKCKNOBDDFKK

File No: 82-34882

Released: 10/10/2007



RNS Number:5162F
Filtrona plc
10 October 2007

10 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 242.4736p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,640,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,686,795.

End



END

POSZGMMGNGGGNZM

FSA®

Financial Services Authority

**TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES**

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Filtrona Plc |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| **3. Full name of person(s) subject to the notification obligation:** | Legal & General Group Plc (Group)<br>Legal & General Investment Management Limited (LGIM)<br>Legal & General Group Plc (L&G) |
| **4. Full name of shareholder(s)** (if different from 3.): | Legal & General Assurance (Pensions Management) Limited (PMC) |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 11/10/07 |
| **6. Date on which issuer notified:** | 12/10/07 |
| **7. Threshold(s) that is/are crossed or reached:** | From below 10 % to above 5% (Group)<br>From below 10% to above 5% (LGIM) |

| | |
|---|---|
| | From 10% - 5% (LGIM) |

## 8. Notified details:

### A: Voting rights attached to shares

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ord GBP 0.25 | 24,835,922 (LGIM) | 24,835,922 | 11,159,999 | 11,159,999 | 950,923 | 5.15 | 0.43 |
| Ord GBP 0.25 | 22,407,255 (L&G) | 22,407,255 | | | | | |

### B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

### Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 12,110,922 | 5.58 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

Legal & General Group Plc (Direct and Indirect) (Group) (12,110,922 – 5.58% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (12,110,922 – 5.58% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (12,110,922 – 5.58% = Total Position)

Legal & General Group Plc (Direct) (L&G) (11,159,999 – 5.15% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,622,340-3.51% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,622,340 – 3.51% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

**Proxy Voting:**

| | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |
| **13. Additional information:** | Notification using the total voting rights figure of 216,686,795 |
| **14. Contact name:** | Steve Dryden |

| | |
|---|---|
| **15. Contact telephone number:** | 01908 359100 |

File No: 82-34882

File No: 82-34882

Released: 12/10/2007

RNS Number:6703F
Filtrona plc
12 October 2007

12 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 240.48p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,740,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,586,795.

End



END

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File No: 82-34882

Released: 15/10/2007

RECEIVED

2007 NOV -5 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:7491F
Filtrona plc
15 October 2007

15 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 242.1975p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,840,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,486,795.

End



END

POSMGMMGNKKGNZM

File No: 82-34882

Released: 16/10/2007

RNS Number:8276F
Filtrona plc
16 October 2007

16 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 240.9p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,940,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,386,795.

End



END

POSMGMMGNVMGNZM

File No. 82-34882

FSA

Financial Services Authority

## TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | | |
|---|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Filtrona Plc | |
| **2. Reason for notification** (yes/no) | | |
| An acquisition or disposal of voting rights | | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify):______________ | | |
| **3. Full name of person(s) subject to the notification obligation:** | Legal & General Group Plc (L&G) | |
| **4. Full name of shareholder(s)** (if different from 3.): | Legal & General Assurance (Pensions Management) Limited (PMC) | |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 15/10/07 | |
| **6. Date on which issuer notified:** | 16/10/07 | |
| **7. Threshold(s) that is/are crossed or reached:** | From 5% - 4% (L&G) | |

**8. Notified details:**

## A: Voting rights attached to shares

File No: 82-34882

| Class/type of shares<br><br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ord GBP 0.25 | 11,159,999 | 11,159,999 | 10,506,245 | 10,506,245 | | 4.85 | |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 10,506,245 | 4.85 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

Legal & General Group Plc (Direct and Indirect) (Group) (11,377,622 – 5.25% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (11,377,622 – 5.25% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (11,377,622 – 5.25% = Total Position)

Legal & General Group Plc (Direct) (L&G) (10,506,245 – 4.85% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,608,268-3.51% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,608,268 – 3.51% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

**Proxy Voting:**

| | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |
| **13. Additional information:** | Notification using the total voting rights figure of 216,486,795 |
| **14. Contact name:** | Patricia Kingdon<br>Filtrona plc |

| | |
|---|---|
| **15. Contact telephone number:** | 01908 359100 |

File No: 82-34882

## REG-Filtrona plc Transaction in Own Shares

File No: 82-34882

Released: 17/10/2007



RNS Number:9024F
Filtrona plc
17 October 2007

17 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 50,000 of its ordinary shares at a price of 249.1679p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 2,990,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,336,795.

End



END

POSKGMMGVNKGNZM

File No. 82-34882

RECEIVED

Financial Services Authority

FSA

| TR-1: | NOTIFICATION OF MAJOR INTERESTS IN SHARES |
|---|---|

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Filtrona Plc |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| **3. Full name of person(s) subject to the notification obligation:** | Legal & General Group Plc (Group)<br><br>Legal & General Investment Management Limited (LGIM) |
| **4. Full name of shareholder(s)** (if different from 3.): | Legal & General Assurance (Pensions Management) Limited (PMC)<br><br>Legal & General Group Plc (L&G) |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 17/10/07 |
| **6. Date on which issuer notified:** | 18/10/07 |
| **7. Threshold(s) that is/are crossed or reached:** | Below 5% (Group)<br><br>Below 5% (LGIM) |

**8. Notified details:**

## A: Voting rights attached to shares

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ord GBP 0.25 | 11,377,622 | 11,377,622 | BELOW 5 % | | | | |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| BELOW 5 % | |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

Legal & General Group Plc (Direct and Indirect) (Group) (BELOW 5% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (BELOW 5% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (BELOW 5% = Total Position)

Legal & General Group Plc (Direct) (L&G) (9,335,118 – 4.31% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,581,047-3.50% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,581,047 – 3.50% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

| **Proxy Voting:** | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |

| | |
|---|---|
| **13. Additional information:** | Notification using the total voting rights figure of 216,336,795 |

| | |
|---|---|
| **14. Contact name:** | Patricia Kingdon<br>Filtrona plc |
| **15. Contact telephone number:** | 01908 359100 |

File No: 82-34882

Released: 19/10/2007

RNS Number:0713G
Filtrona plc
19 October 2007

19 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 251.1208p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,090,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,236,795.

End



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**Released: 22/10/2007**

RNS Number:1552G
Filtrona plc
22 October 2007

22 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 248.6734p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,190,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,136,795.

End



END

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Released: 24/10/2007

RNS Number:3156G
Filtrona plc
24 October 2007

24 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 50,000 of its ordinary shares at a price of 249.6916p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,240,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,086,795.

End



END

POSGGMZGNDVGNZM

**For filings with the FSA include the annex**
**For filings with issuer exclude the annex**

| **TR-1: Notifications of Major Interests in Shares** | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **Filtrona Plc** |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):__________ | |
| **3. Full name of person(s) subject to notification obligation:** | BAE Systems Pension Funds Investment Management Ltd |
| **4. Full name of shareholder(s)** (if different from 3): | BAE Systems Pension Funds CIF Trustees Ltd<br><br>BAE Systems 2000 Pension Plan Trustees Ltd |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 23rd October 2007 |
| **6. Date on which issuer notified:** | 25th October 2007 |
| **7. Threshold(s) that is/are crossed or reached:** | 3% |

**8: Notified Details**

**A: Voting rights attached to shares**

| **Class/type of shares** If possible use ISIN code | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering transaction** | | | | |
|---|---|---|---|---|---|---|---|
| | **Number of shares** | **Number of voting rights** | **Number of shares** | **Number of voting rights** | | **Percentage of voting rights** | |
| | | | | **Direct** | **Indirect** | **Direct** | **Indirect** |
| GB00B0744359 | 6,261,376 | 6,261,376 | 6,746,376 | 6,746,376 | 0 | 3.12% | 0 |

| B: Financial Instruments | | | | |
|---|---|---|---|---|
| **Resulting situation after the triggering transaction** | | | | |
| **Type of financial instrument** | **Expiration date** | **Exercise/ conversion period/date** | **No. of voting rights that may be acquired (if the instrument exercised/converted)** | **Percentage of voting rights** |
| | | | | |

| Total (A+B) | |
|---|---|
| **Number of voting rights** | **Percentage of voting rights** |
| 6,746,376 | 3.12% |

| 9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: |
|---|
| BAE Systems Pension Funds Investment Management Ltd * <br><br> BAE Systems Pension Funds CIF Trustees Ltd <br><br> BAE Systems 2000 Pension Plan Trustees Ltd <br><br> * BAE Systems Pension Funds Investment Management Ltd is OPS firm acting for trustees of the above schemes. |

| Proxy Voting: | |
|---|---|
| **10. Name of proxy holder:** | Nortrust Nominees Limited |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |

| | |
|---|---|
| **13. Additional information:** | None |
| **14 Contact name:** | Patricia Kingdon<br>Filtrona plc |
| **15. Contact telephone name:** | 01908 359100 |

***For notes on how to complete form TR-1 please see the FSA website.***

## REG-Filtrona plc Transaction in Own Shares

File No: 82-34882

**Released: 26/10/2007**



RNS Number:4859G
Filtrona plc
26 October 2007

26 October 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 249.5p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 3,340,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,986,795.

End



END

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END